February 19, 2025

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A
Taman Sains Selangor, Kota Damansara
47810 Petaling Jaya, Selangor, Malaysia

       Re: Agroz Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 12, 2025
           File No. 333-284322
Dear Gerard Kim Meng Lim:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Financial Statements, page F-2

1. We note your filing includes audited financial statements that are older than 12 months. Since this represents an IPO for your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.
 February 19, 2025
Page 2

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Ross Carmel, Esq.